UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE

Televisa Reports First Quarter 2019 Results

Consolidated
●	Consolidated Sales and Consolidated Operating Segment Income grew 2.6% and 3.0%, respectively.
●	During the quarter, our Cable, Sky and Content segments contributed with 46%, 25% and 24%, respectively, of Consolidated Operating Segment Income.
Cable
●	Continued strong momentum in the Cable segment, adding 285 thousand Revenue Generating Units (“RGUs”) during the quarter, and reaching a total of 12.1 million RGUs.
●	Double-digit growth in Segment Sales and Operating Segment Income of 14.2% and 17.3%, respectively.
●	Operating Segment Income growth of 14.5% in Enterprise Operations, the third consecutive quarter of growth after its restructuring in 2018.
Sky
●	Sky closed the quarter with 7.6 million RGUs, of which 165 thousand were broadband RGUs.
●	Sky maintained a strong Operating Segment Income margin, reaching 43.7%.
Content
●	Ongoing leadership with our content offer airing nine of the top 10 programs in Mexican Television. Prime time viewership in our flagship channel grew year-over-year by 4.6%[1].
●	Segment Sales dropped by 9.0% mostly due to a significant drop in advertising sales to government entities.
●	During the first quarter, Advertising Sales represented 15.7% of Consolidated Net Sales.

Earnings Call Date and Time: Tuesday, April 30, 2019, at 11:00 A.M. ET.
Conference ID # is 3076919.
From the U.S.: +1 (877) 850 2115
From Mexico: 01 800 926 9157
International callers: +1 (478) 219 0648
Rebroadcast: +1 (404) 537-3406
The teleconference will be rebroadcast starting at 14:00 ET
on April 30 and will end at midnight on May 14.

1 Source: Nielsen IBOPE, 28 Cities, Monday to Sunday, 1Q’19, 19 to 23 hrs., P4+.

Consolidated Results

Mexico City, April 29, 2019 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2019. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2019 and 2018, in millions of Mexican pesos:

	1Q’19	Margin	1Q’18	Margin	Change
		%		%	%
Net sales	23,395.2	100.0	22,812.0	100.0	2.6
Net income	858.1	3.7	994.9	4.4	(13.8)
Net income attributable to stockholders of the Company	541.7	2.3	677.6	3.0	(20.1)
Segment net sales	24,624.9	100.0	23,821.7	100.0	3.4
Operating segment income (1)	9,406.4	38.2	9,130.8	38.3	3.0
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 2.6% to Ps.23,395.2 million in first-quarter 2019 compared with Ps.22,812.0 million in first-quarter 2018. This increase was mainly attributable to revenue growth in the Cable segment. Operating segment income increased by 3.0%, reaching Ps.9,406.4 million with a margin of 38.2%, in line with previous year.
Net income attributable to stockholders of the Company decreased to Ps.541.7 million in first-quarter 2019 compared to Ps.677.6 million in first-quarter 2018. The net decrease of Ps.135.9 million, or 20.1%, reflected primarily (i) a Ps.415.2 increase in depreciation and amortization; and (ii) a Ps.73.4 million increase in finance expense, net. These unfavorable variances were partially offset by a Ps.296.2 million increase in operating income before depreciation and amortization and other expense, net.
Dividend
Today, the Company’s annual stockholders meeting approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. The dividend will be paid in cash, in May 2019 in the aggregate amount of approximately Ps.1,068.9 million.

First-quarter Results by Business Segment
The following table presents first-quarter consolidated results ended March 31, 2019 and 2018, for each of our business segments. Consolidated results for first-quarter 2019 and 2018 are presented in millions of Mexican pesos.

Net Sales	1Q’19%		1Q’18%		Change %
Cable	9,898.1	40.2	8,669.7	36.4	14.2
Sky	5,281.6	21.4	5,474.2	23.0	(3.5)
Content	7,184.9	29.2	7,899.4	33.2	(9.0)
Other Businesses	2,260.3	9.2	1,778.4	7.4	27.1
Segment Net Sales	24,624.9	100.0	23,821.7	100.0	3.4
Intersegment Operations[1]	(1,229.7)		(1,009.7)		(21.8)
Net Sales	23,395.2		22,812.0		2.6

Operating Segment Income[2]	1Q’19	Margin %	1Q’18	Margin %	Change %
Cable	4,297.1	43.4	3,664.9	42.3	17.3
Sky	2,306.9	43.7	2,441.9	44.6	(5.5)
Content	2,267.3	31.6	2,820.1	35.7	(19.6)
Other Businesses	535.1	23.7	203.9	11.5	162.4
Operating Segment Income	9,406.4	38.2	9,130.8	38.3	3.0
Corporate Expenses	(516.1)	(2.1)	(551.7)	(2.3)	6.5
Depreciation and Amortization	(5,216.0)	(22.3)	(4,800.8)	(21.0)	(8.6)
Other Expense, net	(188.9)	(0.8)	(154.1)	(0.7)	(22.6)
Intersegment Operations[3]	(15.0)	-	-		n/a
Operating Income	3,470.4	14.8	3,624.2	15.9	(4.2)

[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
[3]	As a result of IFRS 16 adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable
First-quarter sales increased by 14.2% to Ps.9,898.1 million compared with Ps.8,669.7 million in first-quarter 2018 driven by solid net additions in voice and broadband.
Total revenue generating units, or RGUs, reached 12.1 million. Quarterly growth was driven by strong growth in broadband and voice net additions. Video RGUs were lower marginally by 9 thousand. Total net additions for the quarter were approximately 285 thousand.
The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2019 and 2018.
RGUs	1Q’19	1Q’18
Video	4,375,626	4,237,862
Broadband	4,567,517	3,970,473
Voice	3,183,248	2,158,238
Total RGUs	12,126,391	10,366,573

First-quarter operating segment income increased by 17.3% to Ps.4,297.1 million compared with Ps.3,664.9 million in first-quarter 2018. Margin increased 110 basis points to 43.4%.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for first-quarter 2019 and 2018.
MSO Operations (1) Millions of Mexican pesos	1Q’19	1Q’18	Change %
Revenue	8,874.2	7,691.4	15.4
Operating Segment Income	3,917.6	3,338.0	17.4
Margin (%)	44.1%	43.4%

Enterprise Operations (1) Millions of Mexican pesos	1Q’19	1Q’18	Change %
Revenue	1,393.1	1,273.8	9.4
Operating Segment Income	497.0	433.9	14.5
Margin (%)	35.7%	34.1%	-
(1)
These results do not include consolidation adjustments of Ps.369.2 million in revenues nor Ps.117.5 million in Operating Segment Income for first quarter 2019, neither the consolidation adjustments of Ps.295.5 million in revenues nor Ps.107.0 million in Operating Segment Income for first quarter 2018. Consolidation adjustments are considered in the consolidated results of the Cable segment.

First-quarter operating segment income in our MSO operations increased by 17.4%, to Ps.3,917.6 million and operating segment income margin reached 44.1%. In our Enterprise Operations, operating segment income increased by 14.5%, the third consecutive quarter of growth after the restructuring of this division in 2018.
Sky
First-quarter sales decreased by 3.5% to Ps.5,281.6 million compared with Ps.5,474.2 million in first-quarter 2018, mainly explained by a lower number video RGUs.
The number of net active video RGUs declined by 251 thousand. This resulted mostly from pre-paid customers that stopped recharging their Sky service soon after the completion of the World Cup last year and, based on Sky’s disconnection policies, were dropped during the first quarter. Sky ended the quarter with 7.6 million RGUs, of which 164,568 were video RGUs in Central America and the Dominican Republic.
During the quarter, Sky continued growing its broadband business after adding 73 thousand broadband RGUs. It reached a total of 165 thousand broadband RGUs.
The following table sets forth the breakdown of RGUs per service type for Sky as of March 31, 2019 and 2018.
RGUs	1Q’19	1Q’18
Video	7,386,347	7,910,225
Broadband	165,262	n/a
Voice	1,493	n/a
Total RGUs	7,553,102	7,910,225

First-quarter operating segment income decreased by 5.5% to Ps.2,306.9 million compared with Ps.2,441.9 million in first-quarter 2018. The margin was 43.7%. The 90 basis points decline was due to the costs related to the launch and promotion of Sky’s broadband service.

Content
First-quarter sales decreased by 9.0% to Ps.7,184.9 million compared with Ps.7,899.4 million in first-quarter 2018.
Millions of Mexican pesos	1Q’19%		1Q’18%		Change %
Advertising	3,681.9	51.2	4,272.7	54.1	(13.8)
Network Subscription	1,218.3	17.0	1,179.1	14.9	3.3
Licensing and Syndication	2,284.7	31.8	2,447.6	31.0	(6.7)
Net Sales	7,184.9	100.0	7,899.4	100.0	(9.0)

Advertising
First-quarter advertising sales decreased by 13.8% to Ps.3,681.9 million compared with Ps.4,272.7 million in first-quarter 2018. The decrease in sales is substantially explained by a significant drop in government advertising. Advertising sales to the private sector were down approximately 2%.
The new government is implementing a number of public policy measures to release funds for other initiatives. One of these measures is the reduction of its overall investment in advertising which they have publicly indicated would come down by approximately 50%, when compared to 2018. This measure will apply to all media, including radio, print, digital, and television. As a reminder, government advertising represented approximately 11% of our total advertising revenue last year, or about 2% of consolidated revenue.
Accordingly, we continue to anticipate that government advertising this year will drop by about 50%. During the first quarter, however, the reduction in our sales of advertising to the government was steeper than 50% probably as the campaigns of the various government entities have yet to start.
Network Subscription
First-quarter Network Subscription sales increased by 3.3% to Ps.1,218.3 million compared with Ps.1,179.1 million in first-quarter 2018.
Licensing and Syndication
First-quarter Licensing and Syndication sales decreased by 6.7% to Ps.2,284.7 million from Ps.2,447.6 million in first-quarter 2018. The decrease is mainly explained by carriage dispute between Univision and Dish beginning on July 1, 2018. Royalties from Univision reached U.S.$88.0 million in first-quarter 2019 compared to U.S.$95.5 million in first-quarter 2018.
In March 26, 2019, Univision announced that it reached a new long-term agreement with Dish for carriage of Univision networks and stations, effective immediately.
First-quarter operating segment income decreased by 19.6% to Ps.2,267.3 million compared with Ps.2,820.1 million in first-quarter 2018. This decrease is mainly explained by the drop in government advertising sales. The margin was 31.6%.

Other Businesses
First-quarter sales increased by 27.1% to Ps.2,260.3 million compared with Ps.1,778.4 million in first-quarter 2018. The increase is mainly explained by growing revenues from the soccer, gaming and feature films distribution businesses, partially compensated by the publishing and radio businesses.
First-quarter operating segment income increased by 162.4% to Ps.535.1 million compared with Ps.203.9 million in first-quarter 2018. The increase was mainly explained by soccer, gaming and feature films distribution businesses, partially compensated by the radio business.
Corporate Expense
Corporate expense decreased by Ps.35.6 million, or 6.5%, to Ps.516.1 million in first-quarter 2019, from Ps.551.7 million in first-quarter 2018. The decrease reflected mainly a lower share-based compensation expense by 15.6% to Ps.317.2 million from Ps.375.8 million in first-quarter 2018.
Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees. It is accounted for as corporate expense and is recognized over the vesting period.
Other Expense, Net
Other expense, net, increased by Ps.34.8 million, or 22.6%, to Ps.188.9 million in first-quarter 2019 compared with Ps.154.1 million in first-quarter 2018. During the quarter, non-cash expenses included mainly: (i) Ps.34.2 million that resulted from the disposition of property and equipment; (ii) Ps.16.9 million that originated in the impairment of certain intangible assets.
Finance Expense, Net
The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2019 and 2018.
	1Q 2019	1Q 2018	(Increase) decrease
Interest expense	(2,406.8)	(2,289.2)	(117.6)
Interest income	296.5	304.0	(7.5)
Foreign exchange gain, net	139.0	993.8	(854.8)
Other finance expense, net	(302.8)	(1,209.3)	906.5
Finance expense, net	(2,274.1)	(2,200.7)	(73.4)

Finance expense, net, increased by Ps.73.4 million to Ps.2,274.1 million for first-quarter 2019 from Ps.2,200.7 million for first-quarter 2018. This increase  primarily reflected (i) a Ps.854.8  million decrease in foreign exchange gain resulting primarily from the effect of a 1.3% appreciation of the Mexican peso against the U.S. dollar on our average net U.S. dollar liability position in first-quarter 2019, compared with a 7.3% appreciation in first-quarter 2018; (ii) a Ps.117.6 million increase interest expense, primarily due to an additional Ps.102.1 million in interest expense related to lease liabilities that were recognized for first time in connection with the adoption of IFRS 16 Leases, beginning on January 1, 2019; and (iii) a Ps.7.5  million decrease in interest income explained primarily by a decrease in our cash equivalents and temporary investments in first-quarter 2019.

These unfavorable effects were partially offset by a Ps.906.5 million decrease in other finance expense, net, primarily resulting from a lower loss derived from changes in fair value of our derivative contracts, in connection with a 1.3% appreciation of the Mexican peso against the U.S. dollar in first-quarter 2019, compared with a 7.3% appreciation in first-quarter 2018.
Share of Income of Associates and Joint Ventures, Net
Share of income of associates and joint ventures, net, increased by Ps.58.7 million, or 54.8%, to Ps.165.8 million in first-quarter 2019, from Ps.107.1 million in first-quarter 2018. This increase reflected mainly the absence of share of loss of Imagina, a media and telecom company in Spain, which investment was disposed by us in second-quarter 2018.
Share of income of associates and joint ventures, net, for the first-quarter 2019, includes primarily share of income of (i) Univision Holdings, Inc., the controlling parent of Univision Communications Inc.; and (ii) OCESA Entretenimiento, S.A. de C.V., a live entertainment company in Mexico.
Income Taxes
Income taxes decreased by Ps.31.7 million, or 5.9%, to Ps.504.0 million in first-quarter 2019 compared with Ps.535.7 million in first-quarter 2018. This decrease reflected primarily a lower income tax base, which was partially offset by a higher effective income tax rate.
Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was Ps.316.4 million in first-quarter 2019, in line with the Ps.317.3 million in first-quarter 2018.
Capital Expenditures
During first-quarter 2019, we invested approximately U.S.$222.9 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for first-quarter 2019 and 2018.
Capital Expenditures Millions of U.S.$	1Q 2019	1Q 2018
Cable	169.7	106.1
Sky	47.1	40.0
Content and Other Businesses	6.1	12.6
Total	222.9	158.7

For the full year, we are maintaining our guidance of approximately one billion dollars in capital expenditures.
Adoption of IFRS 16 Leases
Beginning on January 1, 2019, we adopted IFRS 16 Leases (“IFRS 16”), which became effective on that date. As a result of such adoption, we recognized long-term lease agreements as right-to-use assets and lease liabilities in our consolidated statements of financial position as disclosed in the following table (millions of Mexican pesos):

IFRS 16 Adoption Long-term Lease Agreements	March 31, 2019 Assets (Liabilities)	January 1, 2019 Assets (Liabilities)
Right-to-use assets	4,699.4	4,817.8
Lease liabilities	(4,739.4)[1]	(4,817.8)[1]
Net effect	(40.0)
[1]Current portion, as of March 31, 2019 and January 1, 2019, were Ps.465.8 million and Ps.438.8 million, respectively

We also classified as right-to-use assets and lease liabilities those property and equipment and obligations recognized as finance leases through December 31, 2018, as disclosed in the following table (millions of Mexican pesos):

IFRS 16 Adoption Reclassification	March 31, 2019 Assets (Liabilities)	January 1, 2019 Assets (Liabilities)
Right-to-use assets	3,289.1	3,402.9
Lease liabilities	(5,158.1)[1]	(5,317.9)[1]
Net effect	(1,869.0)	(1,915.0)
[1]Current portion, as of March 31, 2019 and January 1, 2019, were Ps.650.7 million and Ps.651.8 million, respectively

Debt, Lease Liabilities and Other Notes Payable
The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of March 31, 2019 and December 31, 2018. Amounts are stated in millions of Mexican pesos

	March 31, 2019	December 31, 2018	(decrease) Increase
Current portion of long-term debt	972.3	988.4	(16.1)

Long-term debt, net of current portion	120,029.7	120,983.6	(953.9)

Total debt [1]	121,002.0	121,972.0	(970.0)

Current portion of lease liabilities	1,116.5	651.8	464.7

Long-term lease liabilities, net of current portion	8,781.0	4,666.1	4,114.9

Total lease liabilities[2]	9,897.5	5,317.9	4,579.6

Current portion of other notes payable	1,297.3	1,288.4	8.9

Other notes payable, net of current portion	-	1,288.4	(1,288.4)

Total other notes payable[3]	1,297.3	2,576.8	(1,279.5)

1 As of March 31, 2019, and December 31, 2018, total debt is presented net of finance costs in the amount of Ps.1,128.1 million and Ps.1,152.7 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,897.9 million and Ps.1,120.0 million, respectively.
2 Please refer to the section “Adoption of IFRS 16 Leases” for further detail and disclosure.
3 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.
As of March 31, 2019, our consolidated net debt position (total debt, lease liabilities and other notes payable, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.94,275.7 million. As of March 31, 2019, the non-current investments in financial instruments amounted to an aggregate of Ps.14,327.1 million.

Shares Outstanding
As of March 31, 2019, and December 31, 2018, our shares outstanding amounted to 338,239.6 million and 338,329.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,890.9 million and 2,891.7 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of March 31, 2019, and December 31, 2018, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.2 million and 578.3 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
Sustainability
Televisa continues to make significant progress in sustainability. The Company is now a member of some of the most important sustainability indices such as FTSE4Good Emerging Index; Dow Jones Sustainability MILA Pacific Alliance Index; Dow Jones Sustainability Emerging Markets Index; and the Sustainability Index of the Mexican Stock Exchange.
In first quarter 2019, Televisa was selected as one of only four Mexican companies to be included in the 2019 Bloomberg Gender-Equality Index (GEI). Also, Televisa’s social responsibility programs were recognized for the second time with the “Empresa Socialmente Responsable” award (Socially Responsible Company), granted by “Centro Mexicano de la Filantropía” (Mexican Center for Philanthropy), and “Alianza por la Responsabilidad Social Empresarial” (Alliance for the Social Responsibility of Businesses).
Additional Information Available on Website
The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2018, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 75 countries through 26 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature- film production and distribution, and gaming.
Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
(Please see attached tables for financial information and ratings data)
###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Carlos Madrazo. VP, Head of Investor Relations cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx
Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2019 AND DECEMBER 31, 2018
(Millions of Mexican Pesos)

	March 31,		December 31,
	2019		2018
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	23,563.0	Ps.	32,068.3
Temporary investments		31.0		31.0
Trade notes and accounts receivable, net		24,272.0		19,748.9
Other accounts and notes receivable, net		9,902.0		6,376.6
Derivative financial instruments		14.8		115.7
Due from related parties		656.7		1,078.3
Transmission rights and programming		8,493.7		7,785.7
Inventories		1,042.5		1,026.4
Contract costs		1,175.0		1,143.0
Other current assets		3,345.8		2,679.0
Total current assets		72,496.5		72,052.9

Non-current assets:
Derivative financial instruments		543.9		919.8
Transmission rights and programming		9,247.4		9,229.8
Investments in financial instruments		48,809.0		49,203.4
Investments in associates and joint ventures		10,577.7		10,546.7
Property, plant and equipment, net		83,691.8		83,939.6
Right-of-use assets		7,988.5		3,402.9
Intangible assets, net		42,700.8		43,063.5
Deferred income tax assets		22,567.1		22,181.8
Contract costs		2,227.7		2,227.7
Other assets		280.1		402.5
Total non-current assets		228,634.0		225,117.7
Total assets	Ps.	301,130.5	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2019 AND DECEMBER 31, 2018
(Millions of Mexican Pesos)

	March 31,		December 31,
	2019		2018
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,870.2	Ps.	2,108.4
Current portion of lease liabilities		1,116.5		651.8
Current portion of other notes payable		1,297.3		1,288.4
Derivative financial instruments		455.7		148.1
Trade accounts payable and accrued expenses		21,257.4		22,029.5
Customer deposits and advances		17,921.1		13,637.7
Income taxes payable		2,140.0		3,054.8
Other taxes payable		2,828.2		1,280.3
Employee benefits		649.2		1,067.2
Due to related parties		744.3		714.5
Other current liabilities		2,525.8		2,550.8
Total current liabilities		53,805.7		48,531.5
Non-current liabilities:
Long-term debt, net of current portion		120,029.7		120,983.6
Lease liabilities, net of current portion		8,781.0		4,666.1
Other notes payable, net of current portion		-		1,288.4
Income taxes payable		1,718.1		3,141.4
Deferred income tax liabilities		7,912.4		8,390.5
Post-employment benefits		988.0		962.5
Other long-term liabilities		4,130.8		4,676.0
Total non-current liabilities		143,560.0		144,108.5
Total liabilities		197,365.7		192,640.0

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		76,647.1		70,362.5
Net income for the period		541.7		6,009.4
		79,327.8		78,510.9
Accumulated other comprehensive income, net		4,066.7		4,427.4
Shares repurchased		(14,182.4)		(14,219.1)
		69,212.1		68,719.2
Equity attributable to stockholders of the Company		90,009.7		89,516.8
Non-controlling interests		13,755.1		15,013.8
Total equity		103,764.8		104,530.6
Total liabilities and equity	Ps.	301,130.5	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Millions of Mexican Pesos)

	Three months ended March 31,
	2019		2018
	(Unaudited)		(Unaudited)

Net sales	Ps.	23,395.2	Ps.	22,812.0

Cost of sales		13,264.0		13,060.6

Selling expenses		2,764.4		2,581.4

Administrative expenses		3,707.5		3,391.7
Income before other expense		3,659.3		3,778.3
Other expense, net		(188.9)		(154.1)
Operating income		3,470.4		3,624.2
Finance expense		(2,709.6)		(3,498.5)
Finance income		435.5		1,297.8
Finance expense, net		(2,274.1)		(2,200.7)
Share of income of associates and joint ventures, net		165.8		107.1
Income before income taxes		1,362.1		1,530.6
Income taxes		504.0		535.7
Net income	Ps.	858.1	Ps.	994.9

Net income attributable to:
Stockholders of the Company	Ps.	541.7	Ps.	677.6
Non-controlling interests		316.4		317.3
Net income	Ps.	858.1	Ps.	994.9

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.19	Ps.	0.23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 2, 2019	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel